EnCana agrees to sell interest in offshore Brazil
oil discovery to Norsk Hydro for US$350 million
EnCana continues Brazil exploration program across extensive offshore acreage
CALGARY, Alberta (November 21, 2005) — EnCana Corporation (TSX, NYSE: ECA) has reached an agreement to sell its 50 percent interest in the Chinook heavy oil discovery offshore Brazil to Norsk Hydro ASA for approximately US$350 million. Under the agreement, Norsk Hydro will purchase all of the shares of an EnCana subsidiary holding a 50 percent interest in Block BM-C-7, located in the Campos Basin. EnCana expects to record an after-tax gain of more than US$200 million on the sale, which is subject to normal closing conditions and regulatory approvals, and is expected to close in the first quarter of 2006. EnCana is continuing a very active exploration program on several other concessions offshore Brazil.
Creating option value through exploration
“The sale of our interests in the Chinook heavy oil discovery is a prime example of how our Frontier and International New Ventures division is able to generate pre-development cash value by applying its exploration and evaluation skills in select international locations,” said Randy Eresman, EnCana’s Chief Operating Officer. “EnCana will continue to hold extensive interests in eight deep water exploration blocks offshore Brazil and is committed to evaluating those blocks with our partners. Additionally, our company and partners were recently successful in Brazil’s ANP Round 7 and we are in the process of being awarded two additional blocks in the Potiguar Basin. We look forward to continuing with our high-impact option value exploration program in Brazil.”
The Chinook discovery
EnCana and its partner in the Chinook find — Kerr McGee Corporation — have drilled four appraisal wells into the discovery, which is located about 75 kilometres offshore Brazil and in water depths of about 100 metres. During a three-day production test in September, the 3-ENC-3-RJS well flowed at rates up to 1,800 barrels per day of crude oil (14 API), a rate that was limited by the capacity of the test equipment. The well encountered about 34 meters of net pay. A fourth well, which completed drilling in October, confirmed Chinook’s potential. EnCana has not booked any reserves associated with this discovery. The Chinook partners are preparing a development plan for submission to the Brazilian regulator.
EnCana plans two exploration wells
EnCana in conjunction with partners is planning to drill two exploration wells in 2006 on separate blocks in the Espirito Santo and Campos Basins. In total, EnCana is expected to have non-operated interests in 10 blocks offshore Brazil, once the results of Brazil Round 7 are confirmed. Nine of these blocks are operated by Petrobras. The company is also working with Petrobras on the development of heavy oil technology that may be used to develop Brazil’s significant heavy oil reserves.

1

EnCana Corporation
With an enterprise value of approximately US$47 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated timing of closing of the sale of Brazilian interests; anticipated after-tax gains; anticipated exploration activities offshore Brazil; anticipated acquisition of additional Brazilian interests; anticipated technological developments; the timing of further drilling activities offshore Brazil; the size and ultimate potential of the Brazil discovery; anticipated production and reserves for the Brazil discovery; anticipated growth potential of the company’s resource play portfolio; and anticipated total resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

2

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

3